March 29, 2022
SUBMITTED VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Christie Wong
    Kristin Lochhead

Re:    DexCom, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 14, 2022
Form 8-K Dated February 10, 2022
File No. 000-51222
Responses to Staff comments made by letter dated March 22, 2022

Ladies and Gentlemen:
Set forth below is the response of DexCom, Inc., a Delaware corporation (“Dexcom”), to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 22, 2022 (the “Comment Letter”), that relates to Dexcom’s Form 10-K for the fiscal year ended December 31, 2021 (File No. 000-51222), originally filed by Dexcom with the Commission on February 25, 2022 (the “10-K”), and the Current Report on Form 8-K (File No. 000-51222), filed by Dexcom with the Commission on February 10, 2022 (the “8-K”). Future filings by Dexcom will be updated in response to Staff comments made in the Comment Letter, as set forth below. The headings and numbered paragraph below correspond to the headings and numbered comment in the Comment Letter and are presented in bold italics.
Form 8-K Dated February 10, 2022
Table E. Itemized Reconciliation Between GAAP and Non-GAAP Financial Measures, page 9
1.We note that you have excluded a non-cash collaborative research and development fee to arrive at non-GAAP operating income, non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP net income per share. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations Issued on April 4, 2018 for these adjustments.
Dexcom acknowledges the Staff’s comment and respectfully advises the Staff that we have considered the guidance provided in response to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on April 4, 2018, with respect to the exclusion of the non-cash collaborative research and development fee in our Non-GAAP financial measures.

6340 Sequence Drive
San Diego, CA 92121

T: 858.200.0200
F: 858.200.0201
www.dexcom.com

We acknowledge that Non-GAAP financial measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We believe that Non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. We encourage investors to carefully consider our results under GAAP, as well as our supplemental Non-GAAP information and the reconciliation between these presentations, to more fully understand our business.
In accordance with Rule 100(b) of Regulation G promulgated under the Securities Exchange Act of 1934, as amended, our Non-GAAP policy excludes amounts that we do not consider part of ongoing operating results when planning, forecasting, and assessing the performance of both the organization and our employees, including senior management. We consistently compute these Non-GAAP financial measures and adjust for both non-recurring charges and non-recurring gains.
Management believes that Non-GAAP financial measures provide useful information about operating results and allow for greater transparency with respect to key metrics used by senior management in our financial and operational decision making. Therefore, we believe that this supplemental Non-GAAP information is useful to investors in analyzing and assessing our historical and prospective operating performance.
Background: As disclosed in our 10-K, as part of our ordinary course of business, we enter into collaborative arrangements with companies to integrate our continuous glucose monitoring (“CGM”) products and technology with third-party insulin delivery systems (i.e., pens and pumps). We have such agreements with Eli Lilly, Insulet, Novo Nordisk, Tandem Diabetes, and The Yposmed Group. Typically, each party incurs their own research and development costs, and therefore we consider these costs to be normal and recurring expenses and do not exclude them from our Non-GAAP results.
    In contrast to the collaboration arrangements discussed above, we entered into an agreement for the development of our own CGM technology with Verily Life Science LLC (an Alphabet Company) and Verily Ireland Limited (collectively, “Verily”). We entered into a collaboration and license agreement with Verily in August 2015 to collaborate and develop our next-generation continuous glucose monitoring products, which agreement was amended and restated in November 2018 (as amended and restated, “Verily Agreement”).
    Under the terms of the Verily Agreement, we agreed to pay upfront fees and incentive payments based upon the achievement of certain regulatory and sales-based milestones. The Verily Agreement differs from our collaboration arrangements with technology integration partners, as Verily performed product development obligations for Dexcom’s CGM product and granted an exclusive license to the intellectual property developed under the Verily Agreement. All work was completed in prior years and the milestones related to the Verily Agreement were payable in stock or cash.
Dexcom acknowledges that, in light of the comment received from the Staff, we will assess the adequacy of our Risk Factors related to collaboration agreements to further clarify the distinction between collaboration arrangements entered in the ordinary course of business to connect our devices to third-party insulin delivery systems and the Verily Agreement.
Infrequent in Occurrence: The Verily Agreement is a one-time agreement for Dexcom. We have never entered into any similar agreement to collaborate on the development of our next-generation CGM product. In addition, we do not have any current intention to enter into another collaborative agreement related to internal product development in the next two years.

6340 Sequence Drive
San Diego, CA 92121

T: 858.200.0200
F: 858.200.0201
www.dexcom.com

Payments through Issuance of Common Stock: All upfront and milestone payments under the Verily Agreement thus far have been paid through the issuance of shares of Dexcom common stock and, although we have the option to pay in cash, we intend to pay any remaining future milestones in shares of Dexcom common stock. Similar to performance-based equity awards, the payments for all milestones represent consideration to be paid in shares of Dexcom common stock. We have made a policy election to account for the issuance of shares related to achievement of milestones as consideration in an asset acquisition as share-based payments to non-employees in exchange for goods within the scope of ASC Topic 718. The milestones are accounted for as performance-based awards that vest when the performance conditions have been achieved.
Management’s View of Business: The upfront fees and milestone payments to Verily are not representative of underlying actual labor and material costs of the development of our next generation CGM. As such, we do not believe the upfront fees and milestone payments reflect the underlying economic structure of our business and are not indicative of our recurring operating performance. Rather, we believe that adjusting for the upfront fees and milestone payments to Verily in our Non-GAAP financial measures allows investors to more meaningfully compare our operating results from period-to-period and to identify operating trends in the business.
Consistency in Non-GAAP Treatment: We have consistently applied our Non-GAAP policy to all payments through the issuance of shares of Dexcom common stock specifically related to the Verily Agreement including the fees paid in 2015, 2018 and the regulatory approval milestone charge that was determined to be probable in 2021. We consider all upfront fees and contingent milestone payments to Verily as non-recurring as they are related to the unique Verily Agreement. According to our current Non-GAAP policy, all future milestone payments under the Verily Agreement would be excluded in determining our Non-GAAP financial measures.
Based on the above factors, we believe all upfront and milestone payments related to the Verily Agreement differ from normal, recurring, cash operating expenses necessary to operate our business. Therefore, we believe the exclusion of the non-cash payments made under the Verily Agreement is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on April 4, 2018.
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As requested, in connection with responding to the Staff’s comments, Dexcom acknowledges that Dexcom and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please feel free to contact the undersigned should you have any questions or comments at (858) 203-6538, or in my absence, Christophe Cantenot, Dexcom’s Vice President Finance and Corporate Controller at (858) 203-6301.

Sincerely,
/s/ Jereme M. Sylvain
Jereme M. Sylvain

6340 Sequence Drive
San Diego, CA 92121

T: 858.200.0200
F: 858.200.0201
www.dexcom.com

Executive Vice President, Chief Financial Officer

cc:    Kevin R. Sayer, President and Chief Executive Officer
    Michael Brown, Executive Vice President and Chief Legal Officer
    DexCom, Inc.

    Michael A Brown, Esq.
    Julia Forbess, Esq.
    Fenwick & West LLP